ACCESS PHARMACEUTICALS, INC.
2600 Stemmons Frwy, Suite 176
Dallas, TX 75207

November 12, 2008

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Rose Zukin

RE:	Access Pharmaceuticals, Inc. Registration Statement on Form S-1, as amended File No. 333-149633

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12(b)-6 of the Securities Exchange Act of 1934, as amended, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), hereby requests that the effectiveness of the Company's above-referenced Registration Statement on Form S-1, as amended, be accelerated to 4 p.m. Eastern time, on Thursday, November 13, 2008 or as soon as practicable thereafter.

        The Company hereby acknowledges that:

• should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

        Should you have any questions regarding this request, please do not hesitate to contact John Concannon (617-951-8874) of Bingham McCutchen LLP.

Sincerely,
ACCESS PHARMACEUTICALS, INC.
By:	/s/ Stephen B. Thompson ____________________ Name: Stephen B. Thompson Title: Chief Financial Officer